SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                   MAUI LAND & PINEAPPLE COMPANY, INC.
                           (Name of Issuer)

                               COMMON
                    (Title of Class of Securities)

                            577345-10-1
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement:  [ ]

A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)








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CUSIP No. 577345-10-1
13G


1. Name of Reporting Person: MAUI LAND & PINEAPPLE COMPANY, INC. EMPLOYEE STOCK OWNERSHIP PLAN

      EIN:  99-0107542

2.    Check appropriate box if a member of a group*                  (a) [ ]
                                                                     (b) [ ]



3.    SEC Use Only


4.    Citizenship:  Hawaii law governs the Plan and the related Trust
      Agreement.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    Sole voting power:  -0-

6.    Shared voting power: -0-

7.    Sole dispositive power:  -0-

8.    Shared dispositive power:  144,124


9.    Aggregate amount beneficially owned by each reporting person: 144,124



10.   Check box if aggregate amount in 9. above excludes certain shares*:[ ]


11.   Percent of class represented by amount in 9. above:  8.0%



12.   Type of reporting person*:  EP







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Item 1(a)   Name of Issuer:  MAUI LAND & PINEAPPLE COMPANY, INC.


Item 1(b)   Address of Issuer's Principal Executive Offices:
            120 KANE STREET, KAHULUI, MAUI, HAWAII


Item 2(a) Name of Person Filing: MAUI LAND & PINEAPPLE COMPANY, INC. EMPLOYEE STOCK OWNERSHIP PLAN
            EIN:  99-0107542

Item 2(b)   Address of Principal Business Office or Residence:
            120 KANE STREET, KAHULUI, MAUI, HAWAII   96732


Item 2(c) Citizenship: Hawaii law governs the Plan and the related Trust Agreement.


Item 2(d)   Title of Class of Securities:  COMMON


Item 2(e)   CUSIP Number:  577345-10-1


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [ ]     Broker or dealer registered under Section 15 of the
                        Act;
            (b) [ ]     Bank as defined in Section 3(a)(6) of the Act;
            (c) [ ]     Insurance company as defined in Section 3(a)(19) of
                        this Act;
            (d) [ ]     Investment company registered under Section 3 of the
                        Investment Company Act;
            (e) [ ]     Investment adviser registered under Section 203 of the
                        Investment Advisers Act of 1940;
            (f) [X]     Employee Benefit Plan, Pension Fund which is subject
                        to the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see 13d-
                        1(b)(1)(ii)(F);
            (g) [ ]     Parent holding company, in accordance with 13d-
                        1(b)(ii)(G); (note:  see item 7)
            (h) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(H);






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Item 4      Ownership:

            (a)   Amount beneficially owned: 144,124

            (b)   Percent of class:  8.0%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: -0-

                  (ii)  Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of:
                        -0-

                  (iv) Shared power to dispose or to direct the disposition of: 144,124

            Voting and dispositive powers with respect to shares held by the Plan are as set for the in the Amended and Restated Maui Land & Pineapple Company, Inc. Employee Stock Ownership Plan (the "Plan"), and the Amended and Restated Maui Land & Pineapple Company, Inc. Employee Stock Ownership Trust Agreement (the "Trust Agreement"). Such documents which were filed as Exhibit A to
            Schedule 13G on February 14, 1995, by direct transmission to the Commissions EDGAR System are incorporated herein by reference.

Item 5      Ownership of five percent or less of a class:  Inapplicable.


Item 6      Ownership of more than five percent on behalf of another person:
            See Amended and Restated Plan and the Amended and Restated Trust Agreement which are each dated as of May 6, 1994 and incorporated by reference in Item 4 above.


Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
            Inapplicable.


Item 8      Identification and classification of members of the group:
            Inapplicable.


Item 9      Notice of dissolution of group:  Inapplicable.






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Item 10     Certification:

            By signing below the Plan certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                  SIGNATURE



            After reasonable inquiry and to the best of its knowledge and belief, the Plan certifies that the information set forth in this statement is true, complete and correct.


            MAUI LAND & PINEAPPLE COMPANY, INC. EMPLOYEE
            STOCK OWNERSHIP PLAN

            BY ITS ADMINISTRATIVE COMMITTEE:


            /S/  PAUL J. MEYER                        1/17/96
            -------------------------------           ---------------
            PAUL J. MEYER   /CHAIRMAN                 DATE

            /S/ GARY L. GIFFORD                       1/17/96
            -------------------------------           ---------------
            GARY L. GIFFORD                           DATE

            /S/ DOUGLAS R. SCHENK                     /1/11/96
            -------------------------------           ----------------
            DOUGLAS R. SCHENK                         DATE

            /S/  DONALD A. YOUNG                      1/17/96
            -------------------------------           ---------------
            DONALD A. YOUNG                           DATE

            /S/ JULIE L. SALADY                       1/17/96
            -------------------------------           ----------------
            JULIE L. SALADY                           DATE




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